Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email: steve.walker@protective.com

December 13, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Protective Life Corporation
Form 10-K for fiscal year ended December 31, 2006
File No. 001-11339

Dear Mr. Rosenberg:

We have received your letter dated November 29, 2007.  We currently anticipate providing our response to you by January 15, 2008.  Should you have any questions you may contact Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596 or me at (205) 268-6775.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer